FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                 April 7, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F    X                    Form 40-F
                         -------                           -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                                No    X
                   -------                           -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                                No    X
                   -------                           -------


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                                No    X
                   -------                           -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- n/a.


                                                                Total Pages: 4


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  Smith & Nephew plc
                                                  (Registrant)



Date: April 7, 2004                          By:  /s/ Paul Chambers
                                                  ---------------------
                                                  Paul Chambers
                                                  Company Secretary


                                      2


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5 April 2004

The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been informed today that Mourant & Co. Trustees Limited, as trustee of The Smith & Nephew Employees' Share Trust has purchased a total of 447,709 ordinary shares in the Company on the 31st March 2004 at a price of 536.35 pence per share, representing 0.05% of the issued ordinary share capital.

In addition, Smith & Nephew plc has been notified today by the Trustees that the following directors of the Company have been granted nil cost options over ordinary shares of 12 2/9p each by the Trustees of the Smith & Nephew Employees' Share Trust, as a result of the vesting of an award pursuant to the Smith & Nephew Long-Term Incentive Plan, on 31 March 2004:

     Sir Christopher O'Donnell          110,544
     P. Hooley                          69,090

The period of exercise for these options will commence immediately and end on 31 March 2011.

Sir Christopher O'Donnell now has options over 301,053 ordinary shares and P. Hooley options over 577,262 ordinary shares.

As a result of the transfer of 81,958 shares to other beneficiaries pursuant to the Smith & Nephew Long-Term Incentive Plan on 31 March 2004 all executive directors cease to be potential discretionary beneficiaries of the 81,958 shares previously held by the Trustees of Smith & Nephew Employees' Share Trust. The Trust now holds a total of 1,580,434 ordinary shares representing 0.17% of the share capital of the Company.


Yours faithfully,





P.R. Chambers
Company Secretary

6 April 2004


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by The Capital Group Companies, Inc, that they have a notifiable interest in 46,195,825 ordinary shares of 12 2/9p each in the Company representing 4.94% of the issued share capital of the Company.

Yours faithfully,





P.R. Chambers
Company Secretary